Marc A. Recht

T: +1 617 937 2316

mrecht@cooley.com

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*].”  THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

January 23, 2014

United States Securities and Exchange Commission

110 F Street, N.E.

Washington, D.C.  20549

Attention:  Suzanne Hayes, Assistant Director

RE:        Eagle Pharmaceuticals, Inc.

Registration Statement on Form S-1

Filed December 20, 2013

CIK No. 0000827871

File No. 333-192984

Dear Ms. Hayes:

On behalf of Eagle Pharmaceuticals, Inc. (the “Company”) and in connection with the Company’s Registration Statement on Form S-1 (File No. 333-192984), originally confidentially submitted with the Securities and Exchange Commission (the “Commission”) on October 21, 2013 and originally filed by the Company with the Commission on December 20, 2013 (the “Registration Statement”), we submit this supplemental letter to the staff (the “Staff”) with respect to the Company’s preliminary estimate of the price range for its initial public offering and to supplement the Company’s prior response to comment 17 received from the Staff by letter dated November 15, 2013 (as reiterated by comment 3 received from the Staff by letter dated December 20, 2013).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. This Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have supplementally provided a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

500 BOYLSTON STREET, BOSTON, MA 02116-3736  T: (617) 937-2300  F: (617) 937-2400  WWW.COOLEY.COM

CONFIDENTIAL TREATMENT REQUESTED BY EAGLE PHARMACEUTICALS, INC.

The Company respectfully advises the Staff that the Company currently estimates a preliminary price range of $[*] — $[*] per share (or $[*] to $[*] per share after giving effect to a reverse stock split, expected to be [*]-to-one, that the Company plans to implement prior to effectiveness of the Registration Statement) for its initial public offering (the “Preliminary Price Range”).  The lead underwriters on the proposed initial public offering first communicated their estimated Preliminary Price Range to the Company on January 22, 2014. The Preliminary Price Range has been determined based, in part, upon current market conditions and input received from the lead underwriters, including discussions that took place on the 21st and 22nd of January, 2014 between certain members of the Company’s board of directors, senior management of the Company and representatives of Piper Jaffray & Co. and William Blair & Company, L.L.C. The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction.  The Company will set forth a bona fide preliminary price range in a pre-effective amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) prior to the distribution of any preliminary prospectus that would shortly precede the commencement of the Company’s road show process. We are providing this information to you supplementally to facilitate your review process and believe that the foregoing indicative price range will not be subject to significant change.

Staff Comments and Company Responses

Critical Accounting Policies and Estimates

Stock Based Compensation, page 73

17.       Please note the following once your IPO price has been determined:

•                  Please disclose the intrinsic value of outstanding vested and unvested options as of the most recent balance sheet date based on the estimated IPO price.

•                  Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.

•                  Confirm that no additional equity issuances were made subsequent to the latest balance sheet or provide additional disclosure in that regard.

•                  We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price.

Response:  In response to the Staff’s comment in bullet #1, the Company has revised the disclosure on page 74 of Amendment No. 2 to the Registration Statement to provide disclosure relating to the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance-sheet date presented.  Upon filing of a pre-effective amendment to the Registration Statement containing the Preliminary Price Range, the Company intends to provide the following disclosure in the Registration Statement (which does not reflect the anticipated reverse stock split referenced above; the reverse stock split shall be reflected in a pre-effective amendment to the Registration Statement):

“At December 31, 2013, options to purchase 5,291,623 shares of our common stock were outstanding. The aggregate intrinsic value of these options was $[*] million, assuming an initial public offering price of $[*] per share, the midpoint of the price range set forth on the cover page of this prospectus.”

In response to the Staff’s comment in bullet #2, as described in the Registration Statement, historically the fair value of the Company’s common stock for purposes of setting the exercise price of stock option grants has been determined on each grant date by the Company’s board of directors, with input from management, and after considering the most recently available contemporaneous third-party valuation of the Company’s common stock and the board of directors’ assessment of additional objective and subjective factors that it believed were relevant at such time.  The independent third-party valuations used methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation, as more fully described in the Registration Statement. For each of the valuations described in the Registration Statement, the Company determined that an initial public offering (“IPO”) or other near-term liquidity event was possible, though not expected, and the third-party valuations therefore used the probability-weighted expected return method (“PWERM”), in conjunction with the direct to equity discounted cash flow (“DCF”) method.  In the PWERM analysis, the expected value and probabilities of an IPO (if any), sale of the Company, dissolution and longer-term liquidity event were evaluated.

The following table lists stock options granted by the Company during the period from July 1, 2012 through the date of this letter, in reliance on the various objective and subjective factors and the valuation analyses described above (which table does not reflect the anticipated reverse stock split referenced above; the reverse stock split shall be reflected in a pre-effective amendment to the Registration Statement):

Grant Date	Number of Shares Subject to Options Granted	Per Share Exercise Price of Options(1)	Fair Value of Common Stock on Date of Option Grant
July 12, 2012	1,253,000	$1.37	$1.37
April 19, 2013	1,243,991	$0.69	$0.69
November 21, 2013	420,000	$0.77	$0.77

(1) The Per Share Exercise Price of Options represents the determination by the Company’s board of directors of the market value of the Company’s common stock on the date of grant, as determined taking into account the most recently available valuation of common stock as well as additional factors, which may have changed since the date of the most recent contemporaneous valuation through the date of grant.

With a view towards addressing the Staff’s request that the Company provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of the Company’s recent equity issuances, the following table sets forth information regarding the per-share valuation results contained in the third-party valuation reports (which table does not reflect the anticipated reverse stock split referenced above):

Valuation Date	IPO Price Per Share Per Third- Party Valuation(1)	IPO Price Per Share as a % of the Midpoint of Estimated Offering Price Range(2)		Present Value Discount Factor(3)	IPO Probability Assigned for Valuation Purposes	Discount for Lack of Market- ability(4)	Fair Value Per Share Determined by Valuation Specialist
07/12/12	$3.84	[*]	%	34%	10%	35%	$1.37
04/19/13	$0.00	nm		41%	0%	35%	$0.69
11/21/13	$4.33	[*]	%	42%	15%	35%	$0.77

(1) Represents the indicated fair value per share in an IPO scenario, after applying the indicated present value discount factor (see footnote 3 below).

(2) As a percent of $[*], the pre-split midpoint of the estimated offering price range determined by the Company and the underwriters in January 2014.

(3) Discount factor assumed in the third-party valuation to reflect the estimated remaining time to the completion of an initial public offering.

(4) Discount factor assumed in the third-party valuation to reflect the lack of access to an active public market for the Company’s common stock.

With respect to the difference in fair value between the July 2012 and April 2013 valuations, between August 2012 and April 2013 the Company completed two tranches of financing, raising a total of approximately $20 million dollars.  This financing resulted in a new series of preferred stock which resulted in a depression of the value of the common stock that was reflected in the April 2013 valuation.

With respect to the April 2013 valuation, the third-party independent valuator determined that there was no probability that the Company would consummate an IPO because, at the time, and in addition to having recently raised $20 million, as noted above, the Company was waiting to receive an arbitration decision in connection with a contractual dispute with one of its collaboration partners.  The Company anticipated that the decision would be favorable to it and the ensuing damages award could have provided the Company with as much as $300 million, making an IPO unnecessary.  In July 2013, the Company received a favorable arbitration decision, but only received $5 million in damages.  It was at this time that an IPO again became a potential possibility for the Company to raise financing.

With respect to the assumptions utilized in the November 2013 valuation, including the probability assigned to completing an IPO (15%), the Company incorporates herein by reference its response to bullet #5 of comment 1 in the letter received from the Staff on December 20, 2013.

As demonstrated in the table above, the prices per share of the Company’s common stock in the assumed IPO scenario that were used as part of the analysis to determine the exercise prices of stock options granted from July 2012 through November 2013 are between [*]% and [*]% of the midpoint of the proposed IPO price range. The Company therefore believes that the valuation in the IPO scenario for purposes of its stock option grants was very conservative.  Furthermore, for the reasons discussed in the Registration Statement, our response to bullet #5 of comment 1 in the letter received from the Staff on December 20, 2013, and above regarding the Company’s IPO process, the Company believes that the probability weighting assigned to the IPO scenario in the July 2012, April 2013 and November 2013 valuations was also reasonable and, combined with the discounts for lack of liquidity, justify the difference between the assumed IPO scenario values and the ultimate price per share determined by the third-party valuation reports through the PWERM analysis, which includes the DCF method.

The difference between the fair value of our common stock as of November 2013, the most recent common stock valuation date, and the midpoint of the estimated price range for this offering is primarily the result of the anticipated conversion of all outstanding shares of our preferred stock into common stock upon completion of this offering.  The downward effects of the preferred stock on the value of the common stock are particularly evident given that the total value of the Company for purposes of valuing the common stock as of the November 2013 valuation date was approximately $[*] million, as compared to the midpoint total value of the Company of approximately $[*] million, representing only a 38% increase in total valuation.

Once the estimated price range for this offering has been determined, in addition to the disclosure relating to the intrinsic value of outstanding options noted above, the Company will reflect in a pre-effective amendment to the Registration Statement the quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.  The Company expects that such disclosure would be generally consistent with the following currently contemplated disclosure (which does not reflect the anticipated reverse stock split referenced above; the reverse stock split shall be reflected in a pre-effective amendment to the Registration Statement):

“In January 2014, we and our underwriters determined the estimated price range for this offering, as set forth on the cover of this prospectus.  The midpoint of the price range is $[*] per share.  This per share price does not take into account the current lack of liquidity for our common stock and assumes a successful initial public offering.  By comparison, our estimate of the fair value of our common stock was $0.77 per share as of November 21, 2013.  We used the probability-weighted expected returns method to arrive at a single value estimate after using the direct to equity discounted cash flow method to calculate the present value of estimated cash flows available to the company in each of four scenarios: initial public offering; merger / acquisition; no exit / private company; and dissolution.  The result was an allocation of possible future enterprise values and cash flows available to each security class.  Additional discounts were applied to the common stock for lack of marketability and for lack of control.  For additional information regarding the common stock valuation, see ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations — Valuation of Common Stock.’

The difference between the fair value of our common stock as of the most recent common stock valuation date and the midpoint of the estimated price range for this offering is primarily the result of the anticipated conversion of all outstanding shares of our preferred stock into common stock upon completion of this offering, thus eliminating the superior rights and preferences of our preferred stock as compared to our common stock.  The elimination of such superior rights and preferences, including accrued dividends (totaling approximately $17.2 million as of December 31, 2013), since inception of the Company and liquidation preferences, results in a larger portion of the value being assigned to the common stock.

Furthermore, we note that as is typical in initial public offerings, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined by negotiation between us and the underwriters.  Among the factors that were considered in setting this range were the size of this offering, our prospects and the history of and prospects for our industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies.  Other factors that contributed to the difference were:

•                  the public filing of a registration statement with the Securities and Exchange Commission,

•                  preparation to launch a roadshow for this offering,

•                  continued strength of the IPO market relative to the October and November 2013 timeframe, and

•                  the submission to the FDA of an NDA for Ryanodex in January 2014.

The estimated initial public offering price range reflected our discussions with the underwriters and the factors above and was not determined using the methodology used by management and the third party valuation firm to value our stock in November 2013 (or on any other valuation date).  Because the price range was determined through discussions with the underwriters and was not determined using the methodology that management and the third party valuation firm used to value our stock in November

2013, we are not able to quantify the amount that any particular factor contributed to the determination of the estimated price range. “

In response to the Staff’s comment in bullet #3, the Company confirms to the Staff that no additional equity issuances have been made subsequent to the latest balance sheet date included in the Registration Statement.

**********

Please contact me at (617) 937-2316 with any questions or comments regarding the above.

Sincerely,

/s/ Marc A. Recht
Marc A. Recht

cc:	Scott Tarriff, Eagle Pharmaceuticals, Inc.
David Riggs, Eagle Pharmaceuticals, Inc.
Daniel O’Connor, Eagle Pharmaceuticals, Inc.
Miguel J. Vega, Esq., Cooley LLP